January 10, 2006

Jay Webb
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, DC 20549

Re: Integral Vision, Inc. ( the “Company”)
File No. 000-12728
Letter to Company dated November 30, 2005, referencing staff review of Form 10-K for the year ended December 31, 2004 and other filings

Dear Mr. Webb:

This letter is provided in response to your letter dated November 30, 2005. We appreciate the Commission’s review process in order to assist us in compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings.

We offer the following responses and explanations in the order of, and directed to, the specific comments in your letter:

Form 10-K for the year ended December 31, 2004

Item 9.A. Controls and Procedures, page 15

1.
To effectively comply with Form 10-K, Item 9A (Controls and Procedures), we note your reference to us of Item 307 of Regulation S-K (“Item 307”), and Part III.F of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238 (“Release”).

We have reviewed Item 307(and the underlying rules and regulations referenced in Item 307), but we do not find a Part III.F in the Release. However, we note that Part II.F in the Release appears to directly discuss periodic disclosure requirements under Item 307 and believe you may have meant to refer to Part II.F, rather than Part III.F, of the Release. In any event, we note that the evaluation date for disclosure controls is “as of the end of the period” covered by the annual

Jay Webb
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
January 19, 2006

report rather than the previously permitted“as of a date within 90 days” before the filing date. We will ensure that future filings meet the periodic disclosure requirements of Item 307 as of the end of the period covered by the report.

2.
We note your comment that our disclosure of the conclusions of our chief executive officer and chief financial officer as to the effectiveness of our disclosure controls and procedures, after the word, “effective” appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e). We note that the language we used in our disclosure is the same language contained in the first sentence of Rule 13a-15(e), which we understand to define the meaning of “disclosure controls and procedures”. However, we understand your comment, that it is recommended that our future filings use language substantially similar in all material respects to the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e), rather than language set forth in the first sentence of Rule 13a-15(e). We will ensure that future filings utilize language substantially similar in all material respects to the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Financial Statements

Note A - Significant Accounting Policies, page 28

Inventories, page 29

3.
Inventory at December 31, 2003 and 2004 was written down to the lower of cost or its estimated market value establishing a new cost base. We do not write inventory up based on subsequent changes in underlying facts and circumstances. In 2004, approximately $240,000 of gross inventory was written off against the reserve for products and parts that we no longer sell or have become worthless. The decrease in the allowance percentage from 80% in 2003 to 47% in 2004 is the result of the write-off against the allowance and an overall increase in newer inventory parts needed to fill sales orders in the beginning of 2005.

Jay Webb
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
January 19, 2006

Capitalized Computer Software Development Costs, page 29

4.
The Company has not capitalized any software costs since 2001. The amount reported at December 31, 2004 represents the remaining portion of these costs that were capitalized during 2001 or prior that are still used in conjunction with current products. Capitalized software costs are expected to be fully amortized by the middle of 2006. We will revise future fillings to disclose the nature of the software and the products to which it applies, as well as the type of the specific costs capitalized.

Revenue Recognition, page 30

5.	We confirm that we comply with SAB 104 for revenue recognition. The Company recognizes sales revenue when the following criteria are met:
▪	Persuasive evidence of a sales arrangement exists.
▪	Initial acceptance (usually 90% of contract price) by customer on factory floor and subsequent shipment.
▪	Final acceptance at customer site after installation (usually 10% of contract price).
▪	Title transfers to customer upon shipment.
▪	The sales price is fixed and determinable.
▪	Collectibility of the resulting receivable is reasonably assured.

The foregoing is in compliance with SAB 104. The driving point for the Company recognizing revenue is “customer acceptance”. Upon completion of the product, the initial acceptance occurs when the product is shipped and after the customer has inspected the unit on the Company’s site. Title transfers at this time. The customer has essentially agreed to the workings of the product and holds back partial payment, usually 10%, for final installation. The Company considers this final 10% installation revenue and does not recognize that portion of the revenue until the final acceptance by the customer occurs. At this time, the Company establishes a estimated warranty liability for any future obligations as considered necessary.

We will revise future filings to clearly indicate that our revenue recognition policy specifically complies with SAB 104.

Jay Webb
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
January 19, 2006

Note C - Long Term Debt and Other Financing Arrangements, page 32

6.
The only significant modifications on the Note and Warrant Purchase agreement was to increase the borrowing availability to $5.5 million and to extend the maturity dates of the already existing Class 1 and Class 2 Notes to December 31, 2005. The modification also created the Class 3 Notes, which could be convertible into common stock at the maturity or repayment of the notes. The arrangement gave the holder the option to exchange either Class 1 or Class 2 Notes for Class 3 Notes. Class 1 Notes contained detachable warrants with an allocated price for the detachable warrants that were amortized over the term of the notes. Class 2 notes contained nondetachable warrants. When the maturity date of the Class 1 Notes was extended the remaining unamortized portion of the warrant were reamortized over the remaining term of the Class 1 Notes (December 31, 2005). The warrants associated with the Class 2 Notes were nondetachable; therefore, there was no allocation of the proceeds to “equity” in accordance with APB Opinion 14. The conversion price on the Class 3 Notes was determined by the Company’s Board of Directors based on the concessions received in connection with the modifications of the debt, the restricted nature of the shares received and other factors. We will revise future fillings to include all information requested.

7.
The modification date for the Class 3 Notes convertible into shares of the Company’s common stock at $.75 per share was May 6, 2004. The Company issued approximately $627,000 of these Class 3 Notes on that date. The price per share of Integral Vision’s common stock on May 6, 2004 was $2.20, which would indicate a beneficial conversion feature. However, the entire amount was recorded as debt in 2004 and no amount was allocated to additional paid-in capital. Had the proceeds been allocated to additional paid-in capital in accordance with EITF 98-5 paragraph 6, interest expense and the net loss for the year ended December 31, 2004 would have been increased by $170,000 and by $64,000 and $8,000 for the quarters ended March 31, 2005 and June 31, 2005. The following table displays this effect on the net loss and loss per share:

Jay Webb
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
January 19, 2006

	As Reported		If Restated
Period	Net Loss	Per	Net Loss	Per
Covered	(in 1,000's)	Share	(in 1,000's)	Share

Year 12/31/04, 10-K	($2,459)	($0.18)	($2,729)	($0.19)

Quarter 3/31/05,10-Q	($454)	($0.03)	($518)	($0.03)

Quarter 6/30/05, 10-Q	($737)	($0.03)	(745)	($0.03)

The recording of the beneficial conversion feature is considered immaterial by management as the loss per share change was $.01 for 2004 and there was no (rounded) effect on loss per share for the first two quarters of 2005. The notes were converted to common stock in the early part of the second quarter of 2005; therefore, there is no effect on reporting for the third quarter of 2005.

In future filings, all similar instances of the existence of beneficial conversion features will be recorded in the Company’s financial statments

8.
The 1997 Warrant and Note Purchase Agreement contained warrants that expired in June 2005. The terms of the agreement required the warrants to be re-priced and additional warrants to be issued as a result of subsequent warrant issues for non-dilution purposes. The notes were repaid in 1999 and the original issue discount was amortized fully. The warrants expired in June of 2005 and none of the warrants were exercised because the warrant price per share was always greater than the stock price. The re-pricing had no effect on equity or debt during the 2004 year.

Form 8-K dated April 12, 2005

9.
The Company filed a Registration Statement that was declared effective by the SEC on June 27, 2005. Various amendments to this Registration Statement were filed subsequently and have been declared effective by the SEC. The Registration Rights Agreement required the shares to be registered within 120 days of the issuance of the Series A Preferred Stock, which was subsequently convertible into common stock. The Registration Statement was filed within this required time period. In addition, as part of the agreement, Integral Vision, Inc. was required to file form 424(b) with the SEC within one trading day of the day that the Company received notification from the SEC of the effectiveness of the Registration Statement. The 424(b) was filed on June 27, 2005, the day the SEC declared the Registration Statement to be effective. Integral Vision, Inc met all the requirements of the Registration Rights Agreement during the period ended June 30, 2005; therefore, we believe we have complied with the provisions of EITF 00-19 and EITF 05-04.

Jay Webb
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
January 19, 2006

Form 10-Q for the period ended September 30, 2005

Notes to Consolidated Financial Statements, page 9

Note A - Significant Accounting Policies, page 9

10.
On April 12, 2005, pursuant to the Securities Purchase Agreement, 7,000 shares of Series A Preferred Stock were sold and each issued share was subsequently converted into 1,000 unregistered shares of common stock. The per share price for the conversion was $1.00. On the close of business April 12, Integral Vision’s common stock was trading at $1.63 per share. This would indicate that the preferred stock had a beneficial conversion feature of $.63 per share. The terms of the Securities Purchase Agreement required the Company to file a registration statement in order to register the unregistered shares within 120 days of the effectiveness of the Securities Purchase Agreement. Upon the effectiveness of the Registration Statement, the preferred shares were converted into common stock. The Registration Statement was declared effective on June 27, 2005 and on that date the shares were converted from preferred to common. Since the initial issuance of the preferred stock (April 12, 2005) and subsequent conversion (June 27, 2005) into common stock occurred in the same reporting period there was no additional effect on the equity accounts other than the initial $7,000,000 investment as reported in the June 30, 2005 and September 30, 2005 10-Q filings. We believe we have complied with the provisions of EITF 98-5, EITF 00-19, and EITF 00-27.

In connection with this response, as requested, the company acknowledges:

•	the Company is responsible for the adequacy and accuracy of disclosure in filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Jay Webb
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
January 19, 2006

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your continued cooperation and assistance. If you have any questions, or require further information, please do not hesitate to contact me.
Sincerely,

Integral Vision, Inc.

Mark R. Doede
Chief Financial Officer